Exhibit 8

BOSTON     CONNECTICUT     NEW JERSEY     NEW YORK     WASHINGTON, DC

June 19, 2014

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

1st United Bancorp, Inc.

One North Federal Highway

Boca Raton, Florida 33432

Dear Ladies and Gentlemen:

We have acted as counsel to Valley National Bancorp, a New Jersey corporation and registered bank holding company (“Valley”) in connection with the proposed merger (the “Merger”) of 1st United Bancorp, Inc., a Florida corporation and registered financial holding company and bank holding company (“1st United”), with and into Valley with Valley as the surviving corporation, pursuant to the Agreement and Plan of Merger, dated as of May 7, 2014, between Valley and 1st United (the “Merger Agreement”). At your request, we are rendering our opinion on the federal income tax consequences of the Merger. All capitalized terms used herein, unless otherwise specified, have the meanings assigned thereto in the Merger Agreement.

In providing our opinion, we have reviewed the Registration Statement on Form S-4 to be filed by Valley with the Securities and Exchange Commission in connection with the Merger (the “Registration Statement”) and the Joint Proxy Statement of 1st United and Valley and the Prospectus of Valley included therein (and referred to as the “Joint Proxy Statement-Prospectus”). We also have assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement.

We have examined the documents referred to above and the originals, or duplicates or certified or conformed copies, of such records, documents, certificates or other instruments and made such other inquiries as in our judgment are necessary or appropriate to enable us to render the opinion set forth below. For purposes of this opinion, we have assumed that the Merger will be consummated in the manner described in the Merger Agreement and that the structure of the Merger will not be modified. In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents. We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing. The opinion expressed herein is conditioned on the initial and continuing accuracy of the facts, information and representations contained in the aforesaid documents or otherwise referred to above.

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative interpretations and judicial precedents as of the date hereof.

Based upon the foregoing, and subject to the qualifications and limitations stated herein, we are of the opinion that the discussion contained in the Joint Proxy-Statement Prospectus under the caption “Material Federal Income Tax Consequences” insofar as it relates to matters of United States federal income tax law and subject to the qualifications, exceptions, assumptions and limitations contained herein and therein, constitutes a fair and accurate summary under current law of the material United States federal income tax consequences of the Merger in all material respects.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

/s/ Day Pitney LLP

DAY PITNEY LLP